Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

November 21, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated November 21, 2005 to the Partnership’s prospectus dated April 29, 2005.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING THE SELLING

GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

[Logo of PRICE FUND I, L.P.]

November 18, 2005

Dear Investor,

The net asset value of a unit as of October 31, 2005 was $1,013.17, up 0.98% from $1,003.37 per unit as of September 30, 2005. Since January 1, 2005 the fund is up 3.18%.

Interest rate and energy markets were the tail that wagged the dog in October. A generally volatile month for equities proved to be all of that for futures markets. Almost all domestic futures sectors have been affected by the hurricanes, which produced particularly high anxiety in heating oil, crude oil and natural gas markets. Interest rates entered the month with the anticipation that the Federal Reserve would continue its vigilant stance against inflation by raising the Fed Funds rate for the 12th consecutive time. The fund benefited with short positions in 10-year and 5-year notes, as the yield on the 10-year backed up to 4.58% from 4.02% on August 1st. Profits also continued in coffee, copper and Japanese Yen following the advance of the U.S. dollar to a near 25-year high vs. the currency.

Offsetting the gains were trades in natural gas and heating oil. Long positions suffered and were pared after supply and refinery disruptions were unable to sustain higher prices. The effects of higher prices actually stemmed demand for gasoline as inventories held steady. Warmer than anticipated fall weather reduced the need for natural gas usage early in the heating season, precipitating a 16% fall in prices since the start of the month.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

[Logo sig]

Walter Thomas Price, III

Price Asset Management, Inc.

General Partner of the

Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A                  Chicago, IL 60604                  312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending October 31, 2005

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	$(13,966.80)
Change in Unrealized Gain/(Loss)	46,063.17
Gain/(Loss) on Other Investments	(104.98)
Brokerage Commission	(4,012.57)

Total Trading Income	$27,978.82

Expenses
Audit Fees	$1,666.67
Administrative and Legal Fees	8,796.67
Management Fees	3,805.58
Incentive Fees	(892.51)
Offering Expenses	0.00

Total Expenses	$13,376.41

Interest Income	$5,280.96

Net Income (Loss) for the Period	$19,883.37

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

	Total Fund	YOUR INVESTMENT
		Units	Value
Beginning of Month	$2,036,893.58	2,030.0361	$2,036,893.58
Addition	33,660.00	33.2223	$33,660.00
Withdrawal	(5,387.34)	(5.3173)	$(5,387.34)
Net Income/(Loss)	19,883.37		19,883.37

Month End	$2,085,049.61	2,057.9411	$2,085,049.61

Month End NAV Per Unit	$1,013.17

Monthly Rate of Return	0.98%
Year to Date Rate of Return	3.18%

To the best of our knowledge, this statement is accurate and complete:

By:	/S/ WALTER THOMAS PRICE, III
Walter Thomas Price, III Price Asset Management, Inc. General Partner of Price Fund I, LP